Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	F-2

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	F-3

Condensed Consolidated interim Statements of Changes in Equity	F-4 - F-6

Condensed Consolidated interim Statements of Cash Flows	F-7 - F-8

Notes to the Interim Consolidated Financial Statements	F-9 - F-14

- - - - - - - - - - -

KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of		As of
	June 30,		December 31,
	2025	2024	2024
	Unaudited

Assets
Current Assets
Cash and cash equivalents	$65,985	$56,547	$78,435
Trade receivables, net	30,501	26,228	21,547
Other accounts receivables	4,704	4,940	5,546
Inventories	82,079	78,713	78,819
Total Current Assets	183,269	166,428	184,347

Non-Current Assets
Property, plant and equipment, net	37,894	31,971	36,245
Right-of-use assets	9,250	7,552	9,617
Intangible assets, Goodwill and other long-term assets	99,640	106,517	103,226
Goodwill	30,313	30,313	30,313
Contract assets	7,807	8,257	8,019
Deferred taxes	-	-	488
Total Non-Current Assets	184,904	184,610	187,908
Total Assets	$368,173	$351,038	$372,255
Liabilities
Current Liabilities
Current maturities of lease liabilities	1,866	1,494	1,631
Current maturities of other long term liabilities	9,850	12,610	10,181
Trade payables	25,077	19,532	27,735
Other accounts payables	8,804	7,233	9,671
Deferred revenues	177	27	171
Total Current Liabilities	45,774	40,896	49,389

Non-Current Liabilities
Lease liabilities	9,549	7,065	9,431
Contingent consideration	18,884	17,085	20,646
Other long-term liabilities	32,782	34,238	32,816
Deferred taxes	659	-	-
Employee benefit liabilities, net	571	602	509
Total Non-Current Liabilities	62,445	58,990	63,402

Shareholder’s Equity
Ordinary shares	15,077	15,023	15,028
Additional paid in capital net	268,243	266,313	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	456	(12)	51
Capital reserve from share-based payments	5,226	6,444	6,316
Capital reserve from employee benefits	374	283	364
Accumulated deficit	(25,932)	(33,409)	(25,738)
Total Shareholder’s Equity	259,954	251,152	259,464
Total Liabilities and Shareholder’s Equity	$368,173	$351,038	$372,255

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
	Unaudited		Unaudited

Revenues from proprietary products	$78,453	$72,904	$38,436	$39,146	$141,447
Revenues from distribution	10,319	7,304	6,318	3,326	19,506

Total revenues	88,772	80,208	44,754	42,472	160,953

Cost of revenues from proprietary products	40,580	38,338	20,842	20,718	73,708
Cost of revenues from distribution	8,514	6,168	4,983	2,803	17,278

Total cost of revenues	49,094	44,506	25,825	23,521	90,986

Gross profit	39,678	35,702	18,929	18,951	69,967

Research and development expenses	7,465	9,098	3,219	4,803	15,185
Selling and marketing expenses	9,068	9,361	4,558	4,730	18,428
General and administrative expenses	8,265	7,564	4,067	3,778	15,702
Other expenses	14	-	14	-	601
Operating income	14,866	9,679	7,071	5,640	20,051

Financial income	987	788	453	508	2,118
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(723)	315	(974)	191	(94)
Financial expense in respect of contingent consideration and other long- term liabilities.	(2,380)	(3,550)	(605)	(1,705)	(8,081)
Financial expenses	(384)	(304)	(192)	(145)	(660)
Income before tax on income	12,366	6,928	5,753	4,489	13,334
Taxes on income	(1,026)	(137)	1,623	(63)	1,128

Net Income	$11,340	$6,791	$7,376	$4,426	$14,462

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	563	(95)	677	(24)	(30)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(158)	(57)	(104)	-	(59)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	10	8	2	1	89
Total comprehensive income (loss)	$11,755	$6,647	$7,951	$4,403	$14,462

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	0.20	$0.12	$0.13	$0.08	$0.25
Diluted net earnings per share	0.19	$0.12	$0.13	$0.08	$0.25

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

			Capital		Capital
			reserve		reserve	Capital
			due to	Capital	from	reserve
		Additional	translation to	reserve	Share	from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	11,340	11,340
Other comprehensive income (loss), net of tax	-	-	-	405	-	10	-	415
Total comprehensive income (loss)	-	-	-	405	-	10	11,340	11,755
Exercise and forfeiture of share-based payment into shares	49	1,310	-	-	(1,360)	-	-	(1)
Cost of share-based payment	-	-	-	-	270	-	-	270
Dividend	-	-	-	-	-	-	(11,534)	(11,534)
Balance as of June 30, 2025	$15,077	$268,243	$(3,490)	$456	$5,226	$374	$(25,932)	$259,954

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	6,791	6,791
Other comprehensive income (loss)	-	-	-	(152)	-	8	-	(144)
Total comprehensive income (loss)	-	-	-	(152)	-	8	6,791	6,647
Exercise and forfeiture of share-based payment into shares	2	465	-	-	(465)	-	-	2
Cost of share-based payment	-	-	-	-	482	-	-	482
Balance as of June 30, 2024	$15,023	$266,313	$(3,490)	$(12)	$6,444	$283	$(33,409)	$251,152

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars In thousands
Balance as of April 1, 2025	$15,074	$268,160	$(3,490)	$(117)	$5,266	$372	$(33,308)	$251,957
Net income	-	-	-	-	-	-	7,376	7,376
Other comprehensive income (loss), net of tax	-	-	-	573	-	2	-	575
Total comprehensive income (loss)	-	-	-	573	-	2	7,376	7,951
Exercise and forfeiture of share-based payment into shares	3	83	-	-	(133)	-	-	(47)
Cost of share-based payment	-	-	-	-	93	-	-	93
Balance as of June 30, 2025	$15,077	$268,243	$(3,490)	$456	$5,226	$374	$(25,932)	$259,954

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars In thousands
Balance as of April 1, 2024	$15,022	$266,183	$(3,490)	$12	$6,336	$282	$(37,835)	$246,510
Net income	-	-	-	-	-	-	4,426	4,426
Other comprehensive income (loss)	-	-	-	(24)	-	1	-	(23)
Total comprehensive income (loss)	-	-	-	(24)	-	1	4,426	4,403
Exercise and forfeiture of share-based payment into shares	1	130	-	-	(130)	-	-	1
Cost of share-based payment	-	-	-	-	238	-	-	238
Balance as of June 30, 2024	$15,023	$266,313	$(3,490)	$(12)	$6,444	$283	$(33,409)	$251,152

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in Thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	14,462	14,462
Other comprehensive income (loss), net of tax)	-	-	-	(89)	-	89	-	-
Total comprehensive income (loss)	-	-	-	(89)	-	89	14,462	14,462
Exercise and forfeiture of share-based payment into shares	7	985	-	-	(985)	-	-	7
Cost of share-based payment	-	-	-	-	874	-	-	874
Income tax impact associated with issuance of shares	-	100	-	-			-	100
Balance as of December 31, 2024	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2025	2024	2025	2024	2024
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$11,340	$6,791	$7,376	$4,426	$14,462

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	7,357	6,466	3,746	3,229	13,808
Financial expenses net	2,500	2,751	1,318	1,151	6,717
Cost of share-based payment	270	476	95	235	874
Taxes on income	1,026	137	(1,623)	63	(1,128)
Loss (gain) from sale of property and equipment	(8)	(1)	-	(1)	11
Change in employee benefit liabilities, net	74	(11)	58	(7)	52
	11,219	9,818	3,594	4,670	20,334
Changes in asset and liability items:

Increase in trade receivables, net	(8,670)	(6,755)	(2,113)	(7,365)	(1,977)
Decrease in other accounts receivables	1,078	942	1,749	1,458	593
Decrease (increase) in inventories	(3,260)	9,765	(3,721)	5,634	9,659
Decrease in contract asset	212	239	118	127	476
Increase (decrease) in trade payables	(4,131)	(5,092)	(383)	3,693	1,226
Increase (decrease) in other accounts payables	(883)	(1,038)	1,161	1,013	1,413
Increase (decrease) in deferred revenues	6	(121)	(28)	1	23
	(15,648)	(2,060)	(3,217)	4,561	11,413
Cash received (paid) during the period for:

Interest paid	(384)	(266)	(208)	(137)	(594)
Interest received	987	788	453	508	2,118
Taxes (paid) received	(6)	(88)	23	(65)	(139)
	597	434	268	306	1,385

Net cash provided by operating activities	$7,508	$14,983	$8,021	$13,963	$47,594

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(3,482)	(5,692)	(2,014)	(3,010)	(10,740)
Proceeds from sale of property and equipment	8	1	-	1	1
Net cash used in investing activities	(3,474)	(5,691)	(2,014)	(3,009)	(10,739)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	49	2	3	1	7
Repayment of lease liabilities	(418)	(571)	(404)	(327)	(1,251)
Repayment of other long-term liabilities	(4,509)	(7,848)	(4,184)	(2,352)	(12,667)
Dividends Paid	(11,534)	-	(11,534)	-	-
Net cash used in financing activities	(16,412)	(8,417)	(16,119)	(2,678)	(13,911)

Exchange differences on balances of cash and cash equivalent	(72)	31	(153)	77	(150)

Increase (decrease) in cash and cash equivalents	(12,450)	906	(10,265)	8,353	22,794

Cash and cash equivalents at the beginning of the period	78,435	55,641	76,250	48,194	55,641

Cash and cash equivalents at the end of the period	$65,985	$56,547	$65,985	$56,547	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$509	$521	$157	$215	$3,304
Purchase of property and equipment and Intangible assets	$1,030	$272	$1,030	$272	$1,955

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1:- General

General description of the Company and its activity

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the Distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second, the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third, the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with its lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2:- Material Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Forthcoming requirements

Presentation and Disclosure in Financial Statements – IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit and loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals for “operating profit or loss,” profit or loss before financing income and taxes” and “profit or loss” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements. As of June 30, 2025, the Company does not have impact on its financial statement.

Note 3:- Significant events in the reporting period

On March 5, 2025, the Company announced that its Board of Directors had declared a special cash dividend of $0.20 (NIS 0.73) per share on the Company’s common stock, amounting to approximately $11.5 million in total. The dividend was paid on April 7, 2025, to shareholders of record as of the close of business on March 17, 2025.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Six months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$78,453	$10,319	$88,772
Gross profit	$37,873	$1,805	$39,678
Unallocated corporate expenses			(24,812)
Finance expenses, net			(2,500)
Income before taxes on income			$12,366

	Six months period ended June 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$72,904	$7,304	$80,208
Gross profit	$34,566	$1,136	$35,702
Unallocated corporate expenses			(26,023)
Finance expenses, net			(2,751)
Income before taxes on income			$6,928

	Three months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$38,436	$6,318	$44,754
Gross profit	$17,594	$1,335	$18,929
Unallocated corporate expenses			(11,858)
Finance expenses, net			(1,318)
Income before taxes on income			$5,753

	Three months period ended June 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$39,146	$3,326	$42,472
Gross profit	$18,428	$523	$18,951
Unallocated corporate expenses			(13,311)
Finance expenses, net			(1,151)
Income before taxes on income			$4,489

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments: (cont.)

	Year Ended December 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Revenues	$141,447	$19,506	$160,953
Gross profit	$67,739	$2,228	$69,967
Unallocated corporate expenses			(49,916)
Finance expenses, net			(6,717)
Income before taxes on income			$13,334

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$55,494	$-	$55,493
Israel	3,036	10,319	13,355
Latin America	9,880		9,880
Canada	5,595		5,595
Europe	2,453	-	2,453
Asia	1,972	-	1,972
Others	23		23
	$78,453	$10,319	$88,772

	Six months period ended June 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$55,169	$-	$55,169
Israel	3,557	7,304	10,861
Canada	5,765		5,765
Europe	1,678	-	1,678
Latin America	5,235	-	5,235
Asia	1,500	-	1,500
Others	-	-	-
	$72,904	$7,304	$80,208

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region: (cont.)

	Three months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$25,336	$-	$25,336
Israel	1,683	6,318	8,001
Canada	2,559		2,559
Europe	2,384	-	2,384
Latin America	5,269	-	5,269
Asia	1,182	-	1,182
Others	23	-	23
	$38,436	$6,318	$44,754

	Three months period ended June 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$29,320	$-	$29,320
Israel	1,725	3,326	5,051
Canada	2,484		2,484
Europe	1432	-	1,432
Latin America	4,119	-	4,119
Asia	66	-	66
Others		-
	$39,146	$3,326	$42,472

	Year ended December 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$100,504	$-	$100,504
Israel	5,506	19,506	25,012
Canada	18,606	-	18,606
Europe	9,457	-	9,457
Latin America	4,936	-	4,936
Asia	2,376	-	2,376
Others	62	-	62
	$141,447	$19,506	$160,953

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5:- Financial Instruments

Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
June 30, 2025
Derivatives instruments	$-		$542	$-
Contingent consideration	-		-	(21,884)

June 30, 2024
Derivatives instruments	-		(12)
Contingent consideration	$-	$		$(19,928)

December 31, 2024
Derivatives instruments	$-		$49	$-
Contingent consideration	$-		$-	$(23,566)

During the three months ended on June 30, 2025, there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Contingent Liabilities and Commitments

In connection with a Statement of Claim filed on June 13, 2023 against the Company by a third-party previously engaged to distribute the Company’s propriety products in Russia and Ukraine (the “Distributor”), with the tribunal of first instance in Geneva, on April 22, 2025, the tribunal dismissed the Distributer’s action and declared it inadmissible due to a lack of jurisdiction in Switzerland. On May 27, 2025, the Distributor challenged the decision rendered by the tribunal of first instance, claiming that the tribunal of first instance wrongly declined jurisdiction. The allegations raised by the Distributer in this appeal are largely reiterations of what it argued in front of the tribunal of first instance. The Company plans to submit its response to the appeal by mid-September 2025. Once that is submitted, the Court of Appeal will decide whether a second exchange of briefs is necessary before ruling on the Distributor’s appeal. For more information about this claim please refer to note 17h to the Company’s 2024 annual financial statements included in the 2024 form 20-F filed with the Securities and Exchange Commission on March 5, 2025.